SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that Eletrobras received, on April 28, 2016, the Official Letter of the Securities and Exchange Commission ( "CVM") No. 187/2016/CVM/SEP/GEA-1, requesting clarification about the news published by Valor Econômico, section Companies, under the title "Eletrobras started system to reduce distribution losses", as transcribed by the end of this announcement.

In response to the Official Letter in question, the Company clarifies its shareholders and the market in general the following:

1.       As is known to the market, the Project Energy +, financed by the World Bank, aims to improve the operating and financial performance of six distribution companies of Eletrobras, located in the north and northeast regions of Brazil, specifically in the states of Acre, Alagoas , Amazonas, Piauí, Rondônia and Roraima.

2.       Among the projects covered by Project Energy +, is the implementation of an Advanced Metering Infrastructure, which began in August 2015, with the completion of the first stage scheduled for March 2017.

3.       The news published, in journalistic tone, mentions another stage of the subproject that aims to reduce commercial losses which occur in the distribution of electrical energy and which has been a priority of the Distribution Board of Officers in recent years.

4.       The aim of this subproject is that the Measurement Intelligence Center, of Brasilia coordinate the measurement management, aimed at controlling 65% of the revenues of the aforementioned distribution, through the action in 150,000 larger consumer units, so as to reduce energy losses.

5.       From its beginnings, the goal of the Energy + project is to mitigate the amount of losses equivalent to losses not recognized in the tariffs. However, it should be mentioned that the losses depend, in addition to technical solutions, other variables of social and economic nature and possible worsening of adverse conditions that may promote loss increases not controllable by the concessionary.

6.       Another important factor for achieving the business objective refers to the expansion of investment capacity associated with the viability for implementing a strong group of works provided for in the Multi-Year Plan for Expansion and Improvement of Networks, deserving highlight that the mentioned Distribution Companies are still in decision making process on the renewal of their concessions.

Rio de Janeiro, April 29, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

MARKET ANNOUNCEMENT

Free translation of the Official Letter CVM 187/2016/CVM/SEP/GEA-1

"Subject: News about clarification requested

1. We refer to the article published on 04.27.2016 in the newspaper Valor Econômico, section Companies, under the title "Eletrobras started system to reduce distribution losses", " which contains the following statement:

Eletrobras yesterday inaugurated an "intelligence center" in order to zero by 2018, annual losses of R$ 500 million relating to electric energy theft in its six distributors.

2 - In view of the above, we determine that you clarify whether the news are true, and, if confirmed its veracity, shall explain the reasons which understood that it is not a Relevante Fact.

3 - This document should be placed through the Empresa.NET System, category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, which should include a transcript of this Official letter.

4. It is noteworthy that by art. 3 of CVM Instruction 358/02, meets the Investor Relations Officer disclose and communicate to CVM and, if applicable, the stock exchange and entity of the organized OTC market in which the securities issued by the company are admitted to negotiation, any act or relevante fact occurred or related to their business and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

5. Furthermore, we note that the practice of disclose to the market their expectations of future performance (guidance), both short and long term, particularly as regards the financial and operational aspects of their business involves the elaboration of quantitative projections.

6. In this sense, pursuant to the provisions of § 1 of Art. 20 of CVM Instruction 480/09, we determine if the information under discussion are true, updating of the item 11 of the Reference Form of the issuer, with the submission of the information required in letters "a" to "d".

7.              Such statement should take place through Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM / BOVESPA, subject: News disclosed in the media, which should include a transcript of this Oficial Letter.

8.               We alert that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determination application of punitive fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1(one) working day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.